Dave Webb, P.Geol.(NWT)
DRW Geological Consultants Ltd.
1909 108 West Cordova St.,
Vancouver, B.C.
V6B 0G5

Friday April 12, 2013

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Consent of Qualified Person
Grande Portage Resources Ltd. and
Quaterra Resources Inc.

I, **Dave R. Webb**, hereby consent to:

(a) the public filing of the technical report entitled "TECHNICAL REPORT ON THE HERBERT GOLD PROPERTY, Juneau District, Southeast Alaska" dated effective April 10th[th] 2013 (the "**Technical Report**");

(b) and the use of extracts from, and a summary of, the Technical Report in News Releases.

Sincerely,

PROFESSIONAL GEOLOGIST
D.R. WEBB
LICENSEE
REGISTERED
N.W.T.

Dave R. Webb, P.Geol. (NWT)
President